UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2021
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On July 29, 2021, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended June 30, 2021. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income, tax rate and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, long-lived asset impairments, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: July 30, 2021

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 29, 2021

Exhibit 99.1
QIAGEN reports full results for Q2 and H1 2021

● Q2 2021 results in line with preliminary announcement: Net sales up 28% (+24% CER) to $567.3 million; adjusted diluted EPS up 22% to $0.67 ($0.66 CER)
● Very strong non-COVID product group sales: +52% CER growth in Q2 2021 to $407.6 million, representing 72% of total sales, expect at least 20% CER full-year growth
● Excellent cash flow results: H1 2021 operating cash flow rises 89% to $285.0 million and free cash flow up 94% to $195.0 million
● Full-year 2021 outlook for at least 12% CER sales growth and at least $2.42 CER adjusted diluted EPS (as announced on July 12)
● New $100 million share repurchase program started
Venlo, the Netherlands, July 29, 2021 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced full results for the second quarter and first half of 2021 that were in line with the preliminary announcement on July 12.

Net sales rose 28% (+24% at constant exchange rates, CER) to $567.3 million in Q2 2021 and above the outlook for about 20% CER growth. Currency movements against the U.S. dollar had a positive impact of about four percentage points on sales at actual rates in Q2 2021 over the year-ago period. For the first half of 2021, net sales rose 39% (+35% CER) to $1.135 billion. Diluted earnings per share (EPS) were $0.52 in the second quarter of 2021, while adjusted EPS were $0.67 ($0.66 CER) against the outlook for about $0.62-0.64 CER, and were up 22% from $0.55 in the second quarter of 2020. For the first half of 2021, diluted EPS were $1.08 while adjusted EPS were $1.33 ($1.31 CER), up 49% from $0.89 in the first half of 2020.

“In line with the preliminary announcement in mid-July, our results in the second quarter of 2021 were driven by outstanding performance in our non-COVID product groups, and show solid trends for our core business. We are seeing very positive growth in these product groups, which are the highest priority of our teams as we seek to expand on the opportunities within QIAGEN’s five pillars of growth. We anticipate ongoing strong demand in these product groups in the second half of 2021, as we aim for at least 20% CER growth for the full year and for these product groups to represent the majority of our sales,” said Thierry Bernard, Chief Executive Officer of QIAGEN N.V.

“We welcome the success of vaccination campaigns and their contributions to moving the world beyond the pandemic. At the same time, the faster-than-expected uptake has led to a reduction in demand for COVID-19 testing. This prompted us earlier in July to update our view on COVID-19 testing trends for the second half of 2021, and update the outlook for sales and adjusted EPS growth. As we prepare QIAGEN for sustained growth beyond the pandemic, and reaffirm the mid-term targets set for our five pillars of growth, we are confident in developing a stronger and more differentiated leadership position in the Life Sciences and diagnostics markets,” Bernard said.

Roland Sackers, Chief Financial Officer of QIAGEN N.V., said: “QIAGEN continued to deliver a strong level of sales growth and profitability throughout the first half of 2021, and also very strong cash flow improvements over the year-ago period. As part of our commitment to value creation, we recently started the new $100 million share repurchase program with a goal for completion in mid-September 2021. This reflects our confidence in QIAGEN’s growth prospects and is a reaffirmation of our commitment to increasing returns for shareholders.”

Second quarter and first six months 2021 results

Key figures

In $ millions (except EPS and diluted shares)	Q2			H1
	2021	2020	Change	2021	2020	Change
Net sales	567.3	443.3	28%	1,134.5	815.3	39%
Net sales - CER	547.7		24%	1,097.2		35%
Operating income	161.3	118.7	36%	325.1	186.0	75%
Adjusted operating income	196.4	159.9	23%	391.1	260.0	50%
Net income	121.1	89.8	35%	250.3	129.6	93%
Adjusted net income	154.7	128.8	20%	308.5	207.3	49%
Diluted EPS	$0.52	$0.38	37%	$1.08	$0.56	93%
Adjusted diluted EPS	$0.67	$0.55	22%	$1.33	$0.89	49%
Adjusted diluted EPS - CER	$0.66		20%	$1.31		47%
Diluted shares (in millions)	231.9	234.0		232.1	233.1
Please refer to accompanying tables for reconciliation of reported to adjusted figures.
Tables may have rounding differences. Percentage changes are to prior-year periods.
CER - Constant exchange rates.

Sales by non-COVID and COVID-19 product groups

	Q2 2021				H1 2021
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Non-COVID product groups	$408	+57%	+52%	72%	$772	+37%	+33%	68%
COVID-19 product groups	$160	-13%	-17%	28%	$363	+43%	+38%	32%
Tables may have rounding differences. Percentage changes are to prior-year periods.

● Sales: As reported in the preliminary announcement, stronger-than-expected growth trends were seen for non-COVID product groups, rising 52% CER to $407.6 million in Q2 2021 and representing 72% of total sales. For the first half of 2021, non-COVID product group sales grew 37% (+33% CER) to $771.6 million and represented 68% of total sales. COVID-19 product group sales declined 17% CER in Q2 2021 compared to the year-ago period, to $159.7 million. Lower COVID-19 product group sales levels were seen across all regions and product categories, as the rapid uptake of COVID-19 vaccination campaigns led to reduced demand for testing. Positive currency movements against the U.S. dollar supported sales growth by four percentage points in the second quarter and first half of 2021 over the year-ago periods.

● Operating income: Q2 2021 operating income rose 36% to $161.3 million (28.4% of sales), while adjusted operating income rose 23% to $196.4 million (34.6% of sales) from $159.9 million (36.1% of sales) a year earlier. The adjusted operating income margin for the first half of 2021 was 34.5% of sales compared to 31.9% in the same period of 2020. For Q2 2021, the adjusted gross profit margin was 68.7%, down 1.2 percentage points from the same period of 2020, due mainly to an adverse change in product mix. Significant investments were made during the first half of 2021 into the five pillars of growth, in particular for R&D projects, while sales and marketing expenses were lower as a percentage of sales on prudent spending and greatly reduced marketing and travel expenses. General & Administrative expenses rose slightly as a percentage of sales in Q2 2021 mainly for IT investments.

●    EPS: Diluted EPS and adjusted diluted EPS both rose at rates of at least 20% CER for Q2 and the first half of 2021 over the year-ago periods. The tax rate and adjusted tax rate for Q2 2021 were both 19% compared to a Q2 2020 reported tax rate of 17% and 18% adjusted tax rate.

Sales by product groups

	Q2 2021				H1 2021
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Sample technologies	$203	+1%	-3%	36%	$430	+21%	+16%	38%
Diagnostic solutions	$154	+76%	+71%	27%	$304	+66%	+61%	27%
Of which QuantiFERON	$72	+114%	+109%	12%	$128	+63%	+59%	11%
Of which QIAstat-Dx	$16	+9%	+4%	3%	$37	+77%	+71%	3%
Of which NeuMoDx	$22	+226%	+209%	4%	$54	+478%	+450%	5%
Of which Other	$45	+37%	+33%	8%	$84	+14%	+11%	8%
PCR / Nucleic acid amplification	$109	+11%	+8%	19%	$225	+41%	+37%	20%
Genomics / NGS	$80	+115%	+110%	14%	$130	+65%	+61%	11%
Other	$22	+7%	+5%	4%	$45	+15%	+13%	4%
Tables may have rounding differences. Percentage changes are to prior-year periods.

● Sample technologies: Sales of non-COVID kits in Q2 2021 represented about two-thirds of this product group and rose about 30% CER, but sales of kits used for COVID-19 testing (especially manual sample preparation) declined at a significant double-digit CER rate over the year-ago period.
● Diagnostic solutions: QuantiFERON latent tuberculosis (TB) sales surged 109% CER to $72 million in Q2 2021 on growth rates above 110% CER in both the Americas and Europe / Middle East / Africa regions and about 30% CER in the Asia-Pacific / Japan region. Sales of the QIAstat-Dx syndromic testing solution rose over the Q2 2020 level while absorbing headwinds from reduced COVID-19 testing demand. NeuMoDx sales rose on an underlying basis despite the decline in COVID-19 demand, and results for Q2 and the first half of 2021 included contributions from the full acquisition in September 2020. Companion diagnostic co-development revenue growth of 31% CER, along with robust double-digit CER gains in sales of precision medicine consumables, supported 33% CER growth in Q2 2021 in other areas of this product group.
● PCR / Nucleic acid amplification: QIAcuity digital PCR sales grew at a higher level than Q1 2021 amid increasing customer interest following the late 2020 launch. OEM products and enzymes grew compared to Q2 2020 while absorbing lower sales of COVID-19 products. Instrument sales declined, in particular for the Rotor Gene Q PCR cycler, against very high pandemic demand in Q2 2020.
● Genomics / NGS: Dynamic results in Q2 2021 driven by sales growth above 150% CER for universal consumables used in next-generation sequencing (NGS) amid an upturn in demand among customers involved in research and clinical applications, and supported by increasing sales of kits for COVID-19 variant analysis and sales of patents and technology licenses. QIAGEN Digital Insights delivered high-single-digit CER growth, in particular double-digit CER gains in clinical applications.

Sales by product type and customer class

	Q2 2021				H1 2021
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Consumables and related revenues	$498	+33%	+28%	88%	$996	+42%	+38%	88%
Instruments	$69	+2%	-3%	12%	$138	+21%	+16%	12%
Molecular Diagnostics	$272	+33%	+28%	48%	$551	+45%	+40%	49%
Life Sciences	$296	+24%	+20%	52%	$584	+34%	+30%	51%
Tables may have rounding differences. Percentage changes are to prior-year periods.

Sales by geographic region

	Q2 2021				H1 2021
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Americas	$257	+45%	+44%	45%	$501	+43%	+42%	44%
Europe / Middle East / Africa	$202	+23%	+15%	36%	$421	+44%	+35%	37%
Asia-Pacific / Japan	$109	+10%	+4%	19%	$213	+27%	+21%	19%
Tables may have rounding differences. Percentage changes are to prior-year periods.
Rest of world represented less than 1% of sales.
● Americas: Strongest regional performance in Q2 2021 driven by over 50% CER growth in the United States and QuantiFERON-TB. Brazil and Mexico sales fell at double-digit CER rates vs. Q2 2020.
● EMEA: Double-digit CER gains in Q2 2021 in the United Kingdom, Italy, Switzerland and Turkey, along with low-single-digit CER growth in Germany against a double-digit CER decline in France.
● Asia-Pacific / Japan: China leads region with 17% CER growth on improving trends for non-COVID product groups, while Japan sales fell at a mid-single-digit CER rate over Q2 2020. Higher sales were also seen in Australia and South Korea, more than absorbing a double-digit CER decline in India.

Key cash flow data

	H1
In $ millions	2021	2020	Change
Net cash provided by operating activities	285.0	150.6	89%
Net cash used in investing activities	(78.7)	(66.9)	18%
Net cash used in financing activities	(43.5)	(16.4)	165%
Free cash flow	195.0	100.4	94%

● Net cash provided by operating activities grew due to strong business expansion and was supported by continued improved trends for Days Sales Outstanding (DSO). Cash payments for restructuring activities in the first half of 2021 were $7.7 million compared to $46.0 million in the year-ago period, which included payments related to the changes in Next-Generation Sequencing (NGS) instrument development and other efficiency initiatives announced in late 2019.
● Net cash used in investing activities in the first six months of 2021 included $90.0 million of purchases of Property, Plant and Equipment, primarily to expand production capacity for key growth pillar products at sites in Europe and the U.S., as well as $136.7 million of purchases of short-term investments. These investments were partially offset by $117.9 million of cash received from the sale of QIAGEN’s shares in Invitae Corporation after the acquisition of Archer Dx, in which QIAGEN held a minority interest.

● Net cash used in financing activities included debt repayments in Q1 2021 totaling $41.3 million primarily for the repayment of two tranches of German private corporate bonds (Schuldschein) that had reached maturity.

Full-year and Q3 2021 outlook

As previously announced on July 12, 2021, QIAGEN updated its outlook for full-year 2021 for net sales to grow at least 12% CER and for adjusted diluted EPS of at least $2.42 CER. Based on rates as of June 30, 2021, currency movements against the U.S. dollar are still expected to create a positive impact of about 2-3 percentage points on net sales growth at actual rates for full-year 2021. A positive impact of about $0.02-0.03 per share is still expected on adjusted EPS.

For the third quarter of 2021, net sales at CER are expected to be at the same level of sales in Q3 2020 of about $483.8 million. Adjusted diluted EPS is expected to be about $0.52-0.53 CER compared to $0.58 in the year-ago quarter. Based on rates as of June 30, 2021, currency movements against the U.S. dollar are expected to create a positive impact of about 1-2 percentage points on net sales growth at actual rates for Q3 2021. A positive impact of up to $0.01 per share is expected on adjusted diluted EPS.

$100 million share repurchase program initiated

On July 20, 2021, QIAGEN initiated a new $100 million share repurchase program for up to $100 million of shares through September 17, 2021. This represents approximately 2.1 million common shares based on QIAGEN’s share price on the date this program was started. Repurchased shares will be held in treasury in order to satisfy obligations for employee share-based remuneration plans. QIAGEN will provide regular updates on this program in the Investor Relations section at www.qiagen.com.

Investor presentation

A presentation with additional information can be downloaded at https://corporate.qiagen.com/investor-relations/events-and-presentations/default.aspx. In light of the preliminary results announcement on July 12, 2021, and conference call on July 13, 2021, no additional conference call will be held following this release.

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross income, adjusted gross profit, adjusted operating income, adjusted operating expenses, adjusted operating income margin, adjusted net income, adjusted net income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted EPS, adjusted income taxes, adjusted tax rate, and free cash flow. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of June 30, 2021, QIAGEN employed more than 5,900 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 1171 and +49 152 018 11711 and +1 240 686 2222 / john.gilardi@qiagen.com

Phoebe Loh
Senior Director Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director, Head of External Communications
+49 2103 29 11826 / thomas.theuringer@qiagen.com

Robert Reitze
Senior Manager Public Relations
+49 2103 29 11676 / robert.reitze@qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended June 30,
(In $ thousands, except per share data)	2021	2020
Net sales	567,308	443,252
Cost of sales:
Cost of sales	180,388	133,340
Acquisition-related intangible amortization	17,732	14,942
Total cost of sales	198,120	148,282
Gross profit	369,188	294,970
Operating expenses:
Research and development	52,150	31,818
Sales and marketing	110,394	94,376
General and administrative	31,018	23,863
Acquisition-related intangible amortization	5,320	5,022
Restructuring, acquisition, integration and other, net	9,035	21,121
Long-lived asset impairments	—	75
Total operating expenses	207,917	176,275
Income from operations	161,271	118,695
Other income (expense):
Interest income	2,093	3,497
Interest expense	(13,907)	(17,440)
Other income, net	442	4,000
Total other expense	(11,372)	(9,943)
Income before income taxes	149,899	108,752
Income tax expense	28,848	18,988
Net income	121,051	89,764

Diluted net income per common share	$0.52	$0.38
Diluted net income per common share (adjusted)	$0.67	$0.55
Shares used in computing diluted net income per common share (adjusted)	231,950	234,027

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Six months
	ended June 30,
(In $ thousands, except per share data)	2021	2020
Net sales	1,134,514	815,349
Cost of sales:
Cost of sales	359,362	246,787
Acquisition-related intangible amortization	35,373	30,054
Total cost of sales	394,735	276,841
Gross profit	739,779	538,508
Operating expenses:
Research and development	99,583	66,630
Sales and marketing	224,154	190,133
General and administrative	64,821	52,057
Acquisition-related intangible amortization	10,728	10,113
Restructuring, acquisition, integration and other, net	15,424	32,532
Long-lived asset impairments	—	1,034
Total operating expenses	414,710	352,499
Income from operations	325,069	186,009
Other income (expense):
Interest income	3,711	6,681
Interest expense	(27,445)	(36,362)
Other income (expense), net	7,664	(1,246)
Total other expense	(16,070)	(30,927)
Income before income taxes	308,999	155,082
Income tax expense	58,725	25,489
Net income	250,274	129,593

Diluted net income per common share	$1.08	$0.56
Diluted net income per common share (adjusted)	$1.33	$0.89
Shares used in computing diluted net income per common share (adjusted)	232,122	233,119

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(in $ millions, except EPS data)
(unaudited)

Three months ended June 30, 2021	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	567.3	369.2	161.3	149.9	(28.8)	19%	121.1	$0.52
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	3.0	12.1	11.8	(2.9)		8.9	0.04
Purchased intangibles amortization (b)	—	17.7	23.1	23.1	(5.8)		17.2	0.07
Investment related gain, net (c)	—	—	—	(0.1)	0.1		0.0	0.00
Non-cash interest expense charges (d)	—	—	—	7.7	—		7.7	0.03
Non-cash other income, net (e)	—	—	—	(0.4)	—		(0.4)	(0.00)
Certain income tax items (f)	—	—	—	—	0.2		0.2	0.00
Total adjustments	—	20.7	35.1	42.0	(8.4)		33.6	0.14
Adjusted results	567.3	389.9	196.4	191.9	(37.2)	19%	154.7	$0.67
*Using 231.9 M diluted shares

Three months ended June 30, 2020	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	443.3	295.0	118.7	108.8	(19.0)	17%	89.8	$0.38
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	—	21.2	21.6	(5.5)		16.1	0.07
Purchased intangibles amortization (b)	—	14.9	20.0	20.0	(5.1)		14.9	0.06
Investment related gain, net (c)	—	—	—	(1.0)	0.1		(0.8)	(0.00)
Non-cash interest expense charges (d)	—	—	—	10.2	—		10.2	0.04
Non-cash other income, net (e)	—	—	—	(2.0)	—		(2.0)	(0.01)
Certain income tax items (f)	—	—	—	—	0.6		0.6	0.00
Total adjustments	—	14.9	41.2	48.8	(9.8)		39.0	0.17
Adjusted results	443.3	309.9	159.9	157.6	(28.8)	18%	128.8	$0.55
*Using 234.0 M diluted shares

–Please see footnotes for these tables on the following page.

Six months ended June 30, 2021	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,134.5	739.8	325.1	309.0	(58.7)	19%	250.3	$1.08
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	4.5	19.9	20.0	(4.6)		15.4	0.07
Purchased intangibles amortization (b)	—	35.4	46.1	46.1	(11.7)		34.4	0.15
Investment related gain, net (c)	—	—	—	(6.6)	1.6		(5.0)	(0.02)
Non-cash interest expense charges (d)	—	—	—	15.3	—		15.3	0.07
Non-cash other income, net (e)	—	—	—	(1.0)	—		(1.0)	(0.00)
Certain income tax items (f)	—	—	—	—	(0.8)		(0.8)	(0.00)
Total adjustments	—	39.9	66.0	73.7	(15.5)		58.2	0.25
Adjusted results	1,134.5	779.6	391.1	382.7	(74.3)	19%	308.5	$1.33
*Using 232.1 M diluted shares

Six months ended June 30, 2020	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	815.3	538.5	186.0	155.1	(25.5)	16%	129.6	$0.56
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	0.2	33.8	36.0	(9.2)		26.9	0.12
Purchased intangible amortization (b)	—	30.1	40.2	40.2	(10.2)		30.0	0.13
Investment related loss, net (c)	—	—	—	1.6	—		1.6	0.01
Non-cash interest expense charges (d)	—	—	—	19.7	—		19.7	0.08
Non-cash other income, net (e)	—	—	—	(0.1)	—		(0.1)	(0.00)
Certain income tax items (f)	—	—	—	—	(0.4)		(0.4)	(0.00)
Total adjustments	—	30.3	74.0	97.4	(19.7)		77.7	0.33
Adjusted results	815.3	568.8	260.0	252.5	(45.2)	18%	207.3	$0.89
*Using 233.1 M diluted shares
(a) Results for 2021 include continued integration-related activities for the NeuMoDx acquisition completed in September 2020. Results for 2020 include expenses associated with the public takeover offer for QIAGEN. A restructuring program was initiated in late 2019, and charges are expected to be incurred through mid-2021.
(b) Results for 2021 include the amortization of NeuMoDx intangible assets acquired in September 2020.
(c) Amounts include mark-to-market adjustments and gains or losses recognized upon the sale or impairment of investments. Results for 2021 include the Q1 2021 gain on the sale of shares held in Invitae Corporation received from Invitae's acquisition of ArcherDx, in which QIAGEN held a minority interest, and settlement of the related hedge.
(d) Cash Convertible Notes were recorded at an original issue discount that is recognized as incremental non-cash interest expense over the expected life of the notes. The decrease in non-cash interest expense in H1 2021 reflects the repayment of notes that were due in March 2021.
(e) Adjustment for the net impact of changes in fair value of the Call Options and the Embedded Cash Conversion Options related to the Cash Convertible Notes.
(f) Certain income tax items were excluded from adjusted results since these represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal or future income tax expense. QIAGEN does not believe the impact of these events reflects the performance of ongoing operations for the periods in which the impact of such events were recorded.
Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	June 30, 2021	December 31, 2020
Assets	(unaudited)
Current assets:
Cash and cash equivalents	759,047	597,984
Short-term investments	138,974	117,249
Accounts receivable, net	366,151	380,519
Inventories, net	341,041	291,181
Prepaid expenses and other current assets	196,982	237,472
Total current assets	1,802,195	1,624,405
Long-term assets:
Property, plant and equipment, net	599,991	559,372
Goodwill	2,332,697	2,364,031
Intangible assets, net	667,273	726,194
Deferred income tax assets	77,456	54,879
Fair value of derivative instruments	266,312	379,080
Other long-term assets	161,553	161,658
Total long-term assets	4,105,282	4,245,214
Total assets	5,907,477	5,869,619
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	—	42,539
Accounts payable	103,004	118,153
Accrued and other current liabilities	400,113	411,483
Total current liabilities	503,117	572,175
Long-term liabilities:
Long-term debt, net of current portion	1,939,713	1,880,210
Fair value of derivative instruments	274,665	393,455
Other long-term liabilities	189,286	186,724
Deferred income tax liabilities	22,824	39,216
Total long-term liabilities	2,426,488	2,499,605
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,799,414	1,834,169
Retained earnings	1,537,485	1,323,091
Accumulated other comprehensive loss	(260,966)	(243,822)
Less treasury stock, at cost — 2,191 and 2,844 shares in 2021 and 2020, respectively	(100,763)	(118,301)
Total equity	2,977,872	2,797,839
Total liabilities and equity	5,907,477	5,869,619

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six months ended June 30,
(In $ thousands)	2021	2020
Cash flows from operating activities:
Net income	250,274	129,593
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	110,669	97,016
Non-cash impairments	—	1,034
Deferred income tax benefit	(30,993)	(6,592)
Other items, net including fair value changes in derivatives	40,196	41,606
Change in operating assets, net	(62,749)	(90,096)
Change in operating liabilities, net	(22,371)	(21,966)
Net cash provided by operating activities	285,026	150,595
Cash flows from investing activities:
Purchases of property, plant and equipment	(90,001)	(50,179)
Purchases of intangible assets	(11,253)	(99,697)
(Purchases of) proceeds from investments, net	(1,645)	229
Cash paid for acquisitions, net of cash acquired	—	(133)
Purchases of short-term investments	(136,683)	(24,877)
Proceeds from sales of short-term investments	117,967	98,229
Cash received for collateral asset	42,890	2,683
Other investing activities	43	6,855
Net cash used in investing activities	(78,682)	(66,890)
Cash flows from financing activities:
Payment of intrinsic value of cash convertible notes	—	(11,125)
Repayment of long-term debt	(41,345)	(23,000)
Proceeds from issuance of common shares	2,714	7,380
Tax withholding related to vesting of stock awards	(13,291)	(6,441)
Cash received for collateral liability	10,100	20,169
Other financing activities	(1,656)	(3,381)
Net cash used in financing activities	(43,478)	(16,398)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,803)	(4,491)
Net increase in cash, cash equivalents and restricted cash	161,063	62,816
Cash, cash equivalents and restricted cash, beginning of period	597,984	629,390
Cash, cash equivalents and restricted cash, end of period	759,047	692,206

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	285,026	150,595
Purchases of property, plant and equipment	(90,001)	(50,179)
Free Cash Flow	195,025	100,416
(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by purchases of property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.